Pembridge Capital Management LLC
708 Third Avenue, 22nd Floor
New York, New York 10017
(212) 557-6150

May 23, 2007

Mr. Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Revised Preliminary Proxy Statement on Schedule 14A
Filed May 18, 2007 by the Peerless Full Value Committee et al.
File No. 000-21287

Dear Mr. Duchovny:

Reference is made to the Preliminary Proxy Statement filed on May 18, 2007 (the “Proxy Statement”) with the Securities and Exchange Commission (the “Commission” or “SEC”) by Pembridge Capital Management LLC (“Pembridge”), in connection with the solicitation of proxies by the Peerless Full Value Committee (the “Committee”) from the stockholders of the Company for use at the 2007 Annual Meeting of Stockholders (the “2007 Annual Meeting”).

We acknowledge receipt of the letter of comment dated May 23, 2007 from the Staff (the “Comment Letter”) with regard to the above-referenced matter. We have reviewed the Comment Letter with the Committee and provide the following supplemental response on its behalf. Submitted for your review is a copy of a memorandum, attached as Annex A hereto, setting forth the Committee’s responses to your comments. For your convenience, each of the numbered paragraphs in Annex A corresponds to the numbered comment in the Staff’s comment letter.

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Very truly yours, PEMBRIDGE CAPITAL MANAGEMENT LLC By: /s/ Timothy Brog Timothy E. Brog President

Annex A

Pembridge’s Responses on behalf of the Committee to the
Commission’s Comment Letter Dated May 23, 2007

Cover letter, page 2

1.	The Committee has deleted from page 8 of the Proxy Statement our assertion that we believe that the Company’s current Board of Directors has had its chances to maximize shareholder and that it failed.

Proposal 1: Election of Directors, page 11

2.	As per a conversation on May 23, 2007 between Mr. Duchovny and Timothy Brog, this comment has been withdrawn by the SEC.

Certain Information concerning the Participant, page 17

3.	The requested disclosure regarding all of the participants has been made on pages 4-5, 17-19, 24-27 and page 30 (Form of Proxy).